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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2 )*

                                 LanOptics, Ltd.
--------------------------------------------------------------------------------
                                (Name of Issuer)

               Ordinary Shares, nominal value, NIS 0.02 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    M6706C103
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2004
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
                  [ ]    Rule 13d-1(b)
                  [ ]    Rule 13d-1(c)
                  [X]    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).

CUSIP NO. M6706C103                                            PAGE 2 OF 6 PAGES

--------------------------------------------------------------------------------
1.    NAMES OF REPORTING PERSONS
      IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                          Apax Israel Partners II, L.P.
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a)[ ]
                                                                          (b)[ ]
--------------------------------------------------------------------------------
3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
--------------------------------- ----------------------------------------------
                 5.        SOLE VOTING POWER
                           335,052**
    NUMBER OF    ---------------------------------------------------------------
     SHARES      6.        SHARED VOTING POWER
  BENEFICIALLY             0
    OWNED BY     ---------------------------------------------------------------
      EACH       7.        SOLE DISPOSITIVE POWER
   REPORTING               335,052**
  PERSON WITH    ---------------------------------------------------------------
                 8.        SHARED DISPOSITIVE POWER
                           0
--------------------------------------------------------------------------------
9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      335,052**
--------------------------------------------------------------------------------
10.   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
      SHARES (See Instructions)                                              [ ]
      N/A
--------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
      3.6%
--------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON (See Instructions)
      PN
--------------------------------------------------------------------------------

**     See Rider A

Item 1.      (a)   Name of Issuer:
                   LanOptics, Ltd. (the "Issuer")

             (b)   Address of Issuer's Principal Executive Offices:
                   1 Hatamar Street
                   P.O. Box 527
                   Yokneam 20692
                   Israel

Item 2.      (a)   Name of Person Filing:
                   Apax Israel Partners II, L.P.

             (b)   Address of Principal Business Office or, if none, Residence:
                   15 Portland Place, London W1B 1PT, England

             (c)   Citizenship (Place of Organization):
                   Delaware

             (d)   Title of Class of Securities:
                   Ordinary Shares, nominal value, NIS 0.02 per share (the
                   "Shares")

             (e)   CUSIP Number:
                   The Issuer's CUSIP Number is M6706C103.

Item 3.      If this statement is filed pursuant to ss.ss.240.13d-1(b)
             or 240.13d-2(b) or (c), check whether the person filing is a:
             NOT APPLICABLE

Item 4.      Ownership.
             (a)   Amount Beneficially Owned:
                   335,052**

             (b)   Percent of Class:
                   3.6%

             (c)   Number of shares to which such person has:

                   (i)    Sole power to vote or to direct the vote: 335,052**
                   (ii)   Shared power to vote or to direct the vote: 0
                   (iii)  Sole power to dispose or to direct the disposition of:
                          335,052**
                   (iv)   Shared power to dispose or to direct the
                          disposition of: 0

**     See Rider A

Item 5.      Ownership of Five Percent or Less of a Class.
             If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the
             beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.      Ownership of More than Five Percent on Behalf of Another Person.
             NOT APPLICABLE

Item 7.      Identification and Classification of the Subsidiary Which Acquired
             the Security Being Reported on by the Parent Holding Company or
             Control Person.
             NOT APPLICABLE

Item 8.      Identification and Classification of Members of the Group.
             NOT APPLICABLE

Item 9.      Notice of Dissolution of Group.
             NOT APPLICABLE

Item 10.     Certifications.
             NOT APPLICABLE

                                   Page 4 of 6

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 13, 2005

                                                   APAX ISRAEL PARTNERS II, L.P.

                                                   By: Apax Israel GP, Inc.
                                                       its General Partner

                                                   By: /s/ Peter Englander
                                                       -------------------------
                                                       Peter Englander
                                                       Authorized Signatory

                                   Page 5 of 6

                                     RIDER A

Apax Israel Partners II, L.P. is the general partner of Apax Israel II L.P.,
Apax Israel II (Israel) L.P., Apax Israel II Entrepreneur's Club, L.P., and Apax
Israel II Entrepreneur's Club (Israel), L.P., and may be deemed to have sole power to vote and sole power to dispose of 288,963 Ordinary Shares owned by Apax
Israel II L.P., 39,552 Ordinary Shares owned by Apax Israel II (Israel) L.P.,
3,628 Ordinary Shares owned by Apax Israel II Entrepreneur's Club, L.P., and
2,909 Ordinary Shares owned by Apax Israel II Entrepreneur's Club (Israel), L.P.

                                   Page 6 of 6